UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Tailored Brands, Inc.

(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation)	1-16097 (Commission File Number)	47-4908760 (IRS Employer Identification No.)

6380 Rogerdale Road Houston, Texas (Address of principal executive offices)	77072 (Zip Code)

Brian T. Vaclavik, 281-776-7000
(Name and telephone number,
including area code, of the person
to contact in connection with this
report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

General

Tailored Brands, Inc. (the “Company”) is the leading specialty retailer of men’s tailored clothing and the largest men’s formalwear provider in the United States (“U.S.”) and Canada and help men dress for work and special occasions. We serve our customers through an expansive omni-channel network that includes over 1,400 locations in the U.S. and Canada as well as our branded e-commerce websites at www.menswearhouse.com, www.josbank.com, and www.josephabboud.com. Unless the context otherwise requires, references in this report to “Company”, “we”, “us” and “our” refer to Tailored Brands, Inc. and its subsidiaries.

Background

In August 2012, the Securities and Exchange Commission (the “SEC”) released its rule on conflict minerals in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”). The SEC rule requires registrants with certain minerals necessary to the functionality or production of its products to disclose certain information regarding the sourcing of such minerals, specifically if such minerals were sourced from the Democratic Republic of the Congo or certain adjoining countries (collectively, “Conflict Region”). Those minerals are currently identified as gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to - by the SEC’s rule - tantalum, tin, and tungsten. These minerals, when sourced from the Conflict Region, are collectively known as “Conflict Minerals”.

The Company created a Conflict Minerals Policy Statement (the “Policy”) which supports the goal of the Act, namely to prevent armed groups from benefitting from the sourcing of Conflict Minerals. In furtherance of its Policy, the Company has partnered with an external third party to assist its suppliers in providing the information the Company requires to comply with the Act. The Company uses a vertical direct sourcing model with third-party direct suppliers, which covers design, product development, manufacturing, testing, quality control, and all necessary logistics required to get merchandise from the factory to the sales floor. As a result, we expect our direct sourcing suppliers to cooperate with us in our efforts to ascertain the source and origin of any minerals necessary to the functionality or production of our products to determine whether those minerals may be Conflict Minerals. The Company does not purchase any minerals directly from smelters or refiners (“SORs”).

Description of Reasonable Country of Origin Inquiry (“RCOI”)

The Company performed a RCOI to determine whether any minerals necessary to the functionality or production of our products constitute Conflict Minerals. To complete its RCOI, the Company identified all direct sourcing suppliers that were contracted to manufacture products for the Company during the calendar year ended December 31, 2017. Next, the Company, with the assistance of a service provider, evaluated the identified relevant direct suppliers and requested that they review and complete a conflict minerals reporting template.

RCOI Results

The Company, with the assistance of the service provider, reviewed the RCOI responses from the direct suppliers to ensure all appropriate information was provided and believes the information provided is reasonably reliable and supports the Company’s determination disclosure. Based on the results of the Company’s RCOI, the Company identified a limited number of direct suppliers that used the identified minerals in the manufacturing of their products for the Company. The Company was informed by these direct suppliers that the identified minerals were not sourced from the Conflict Region.  The Company did not have any direct engagement with, or conduct any on-site visits of, any SOR’s or suppliers on this issue.

Therefore, as a result of the measures and inquiries described above, the Company has no reason to believe that any of the identified minerals necessary to the functionality or production of Company products are Conflict Minerals. Despite the due diligence framework and our work with our suppliers to review our supply chain, we cannot warrant that our products do not contain Conflict Minerals.

Link to Website

The Company’s website address is www.tailoredbrands.com. Through the investor relations section of this website, the Company has provided access to this Form SD filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TAILORED BRANDS, INC.

(Registrant)

By:	/s/ Brian T. Vaclavik	Date: May 25, 2018
Brian T. Vaclavik
Senior Vice President and Chief Accounting Officer